Exhibit 12.1

Barnes Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Quarter Ended March 31, 2005	Quarter Ended March 31, 2004	Year Ended December 31,
			2004	2003	2002	2001	2000
Earnings available for fixed charges:
Income before income taxes as restated	$16,820	$12,472	$43,027	$38,202	$32,543	$23,311	$47,876
Equity (income) loss, net of distributions	235	249	355	(489)	(477)	580	(482)
Capitalized interest	(77)	(78)	(314)	(85)	(128)	(163)	(188)
Amortization of capitalized interest	60	73	292	318	344	345	347
Fixed charges per below	5,380	5,043	20,362	20,446	18,730	19,839	18,466

Adjusted earnings	$22,418	$17,759	$63,722	$58,392	$51,012	$43,912	$66,019

Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance costs	$4,282	$3,939	$15,938	$16,253	$15,311	$16,525	$15,424
Interest portion of rental expense (33%)	1,098	1,104	4,424	4,193	3,419	3,314	3,042

Fixed charges	$5,380	$5,043	$20,362	$20,446	$18,730	$19,839	$18,466

Ratio of earnings to fixed charges	4.2	3.5	3.1	2.9	2.7	2.2	3.6